SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 1st of April 2006, for the month of March, 2006
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F : ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No : ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELENOR SELLS STAKE IN INMARSAT
andre børsmeldinger
14.03.06 11:50 Marked=OB TEL
Telenor has today sold 21 165 518 shares in Inmarsat PLC at £3.78 per share.
The transaction will provide Telenor with total sales proceeds of £79.5 million and a financial gain of approximately NOK 906.1 million. The sale represents 4.6 percent of the share capital in Inmarsat. After the transaction Telenor owns 0 percent of Inmarsat.
TAX LOSS RELATED TO SALE OF SHARES IN TBS AS
andre børsmeldinger
17.03.06 15:27 Marked=OB TEL
Telenor has today received a notification from the Norwegian Tax Authorities resulting in that Telenor, in 2003, realised a tax loss of approximately NOK 2.5 billion, in connection with a sale of shares in Telenor Business Solutions AS from Telenor Eiendom Holding AS, to Telenor Business Solutions Holding AS.
Telenor has today received a notification from the Norwegian Tax Authorities resulting in that Telenor, in 2003, realised a tax loss of approximately NOK 2.5 billion, in connection with a sale of shares in Telenor Business Solutions AS from Telenor Eiendom Holding AS, to Telenor Business Solutions Holding AS. Telenor has previously not recognised the tax effect of this loss in its Financial Statements, ref. note 13 to the Financial Statements for 2003 and 2004. As a consequence of this decision the Telenor Group will recognise a reduced tax cost of approximately NOK 0.7 billion for 2005, with a corresponding increase in deferred tax assets. The decision will not affect current taxes for 2005, or previous years, due to tax losses carried forward.
TEL PROPOSES THAT VIMPELCOM ACQUIRE KYIVSTAR FOR CASH
andre børsmeldinger
20.03.06 08:13 Marked=OB TEL
Telenor today proposed that Russian mobile operator VimpelCom acquire 100% of Ukrainian mobile operator Kyivstar for cash. Telenor believes that if the transaction is completed as proposed, it will be beneficial for Kyivstar, VimpelCom and VimpelCom’s shareholders, as well as for Telenor’s shareholders, and will create a framework for ending Alfa’s attacks on Telenor’s ownership interests in VimpelCom and Kyivstar.
Telenor today proposed that Russian mobile operator VimpelCom acquire 100% of Ukrainian mobile operator Kyivstar for cash. Telenor believes that if the transaction is completed as proposed, it will be beneficial for Kyivstar, VimpelCom and VimpelCom’s shareholders, as well as for Telenor’s shareholders, and will create a framework for ending Alfa’s attacks on Telenor’s ownership interests in VimpelCom and Kyivstar.

`We have today presented a forward looking proposal that, if implemented on the terms proposed, would enable VimpelCom to continue on its path of growth in Russia and the CIS and allow Kyivstar to be part of that growth,` said Telenor Executive Vice President and Head of Eastern/Central Europe, Jan Edvard Thygesen. `However, we are not prepared to sell Kyivstar to VimpelCom unless there is a structure in place that will ensure that Alfa’s attacks will end.`
Telenor’s proposal is a response to VimpelCom’s February 8 proposal that VimpelCom acquire Kyivstar for US$5 billion in VimpelCom shares. Telenor has proposed that VimpelCom acquire Kyivstar for not less than US$5 billion in cash, an alternative that VimpelCom CEO Alexander Izosimov indicated was a possibility in his conference call with analysts on February 14. Telenor has set a deadline of March 31 for indications from VimpelCom and Alfa of their intent to pursue discussions concerning Telenor’s proposal.
One of the principal conditions of Telenor’s proposal is that Telenor and Alfa enter into an agreement providing for a market-based separation mechanism. If implemented and activated, this mechanism would permit the party placing the highest value on VimpelCom to make an offer to purchase all of the other party’s shares in VimpelCom, and would obligate the other party to sell all its shares in VimpelCom to the offering party. Such an arrangement could result in Telenor or Alfa holding a controlling stake in VimpelCom. Due to amendments to the Russian Joint Stock Company Law that will become effective on July 1, assuming Telenor and Alfa retain their current levels of ownership in VimpelCom, the acquiring party would be required to make a tender offer to all VimpelCom’s shareholders.
To ensure it can comply with the new mandatory tender offer requirements of the Joint Stock Company Law if the proposed separation mechanism is implemented and later triggered, Telenor has today filed an amendment to its existing application to the Federal Antimonopoly Service of the Russian Federation that, if approved, would permit Telenor to acquire up to 100% of VimpelCom.
`Telenor has consistently supported a transaction involving VimpelCom and Kyivstar, but only if it makes business sense and the corporate governance of the combined entity is assured going forward,` said Thygesen. `Our proposal is designed to ensure these requirements are met and, if implemented as proposed, would establish a basis for ending Alfa’s attacks on Telenor’s ownership interests in VimpelCom and Kyivstar. Telenor has been an investor in the Russian telecommunications sector since 1992, and our preference is to remain a long-term industrial investor in VimpelCom.`
A press conference will be held at the Arrarat

Hyatt Hotel in Moscow at 1100 hrs local time (0900 CET) today, Monday 20 March. The press conference will be streamed live over the Internet. A recording will also be available later in the day. Telenor Executive Vice President and Head of Eastern/Central Europe, Jan Edvard Thygesen, will present the proposal. Link to press conference: http://www.telenor.com/press/webcast/2003006.html
Disclaimer text:
http://www.telenor.com/press/disclaimer/
CONSOLIDATED FINANCIAL STATEMENTS FOR 2005
styrets forslag til årsregnska
29.03.06 15:11 Marked=OB TEL
Today, the Board of Directors of Telenor approved the financial statements for 2005. Compared to the preliminary results for 2005, net income after taxes and minority interests for the Group for 2005 increased by NOK 686 million. This is primarily due to a reduced tax cost related to a sale of shares in Telenor Business Solutions AS from Telenor Eiendom Holding AS, as announced to the Oslo Stock Exchange on March 17th 2006.
PROPOSAL OF REDUCTION IN SHARE CAPITAL
kapitalendringer
29.03.06 15:19 Marked=OB TEL
In relation to the approval of the Notice for the Annual General Meeting in Telenor ASA to be held May 23rd 2006, the Board of Directors has on March 29th 2006 decided to propose before the Annual General Meeting to reduce the share capital by cancelling the treasury shares and redeeming a proportionate part of shares owned by the Ministry.
In relation to the approval of the Notice for the Annual General Meeting in Telenor ASA to be held May 23rd 2006, the Board of Directors has on March 29th 2006 decided to propose before the Annual General Meeting to reduce the share capital by cancelling the treasury shares and redeeming a proportionate part of shares owned by the Ministry.
The redemption of shares is in line with an agreement dated May 4th 2005 between Telenor ASA and the Kingdom of Norway where the Kingdom of Norway — in relation to buyback of own shares by Telenor ASA — is obliged to redeem a proportionate part of its total shareholding in Telenor ASA.
Further, the Board of Directors has decided to propose before the Annual General Meeting to grant the Board of Directors an authorization to buyback up to 10% own shares.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:	/s/ Trond Westlie
	Name:	Trond Westlie
	Title:	CFO

Date: 1st of April, 2006